VIA EDGAR

February 8, 2024

Division of Corporation Finance

Office of International Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Star Bulk Carriers Corp.
Registration Statement on Form F-4
File No. 333-276621

To whom it may concern:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, Star Bulk Carriers Corp. hereby respectfully requests that the effectiveness of the above referenced registration statement on Form F-4, File No. 333-276621, as amended, be accelerated by the Commission so that it may become effective at 4:00 P.M. Eastern Time on February 12, 2024 or as soon thereafter as practicable.

If the staff of the Commission has any questions, please contact Scott Bennett, Keith Hallam or Jin-Kyu Baek of Cravath, Swaine & Moore LLP at (212) 474-1132 or sbennett@cravath.com, (212) 474-1458 or khallam@cravath.com, or (212) 474-1408 or jbaek@cravath.com, respectively. In addition, it would be appreciated if, as soon as the registration statement is declared effective, you would so inform Mr. Bennett, Mr. Hallam and Mr. Baek and then send written confirmation to the addressees listed on the cover of the registration statement.

[Signature Page Follows]

Sincerely,

STAR BULK CARRIERS CORP.

By:	/s/ Christos Begleris
	Name:	Christos Begleris
	Title:	Co-Chief Financial Officer